UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

Commission File Number 000-51505

PHARMAXIS LTD

(Translation of registrant’s name into English)

Unit 2, 10 Rodborough Road

Frenchs Forest

NSW 2086

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ASX/NASDAQ Media release	18 January 2006

PHARMAXIS SIGNS FIRST DISTRIBUTOR FOR ARIDOL

Specialist pharmaceutical company Pharmaxis Ltd (ASX:PXS, NASDAQ:PXSL) announced today that a distribution agreement for its first product, Aridol™, has been signed. The agreement, with Nigaard Pharma AS, covers the distribution and marketing of Aridol, an asthma management tool, throughout the Scandinavian countries.

Nigaard Pharma AS is a specialist respiratory pharmaceutical company based in Oslo, Norway and with offices in Sweden, Denmark and Finland. It has an existing network of contacts with pulmonary specialists and respiratory laboratories which will be invaluable for developing the market for Aridol. The five-year agreement is effective immediately, and will capitalise on Pharmaxis’ earlier Scandinavian marketing and pre-registration activities for Aridol.

Alan Robertson, Pharmaxis chief executive officer said: ‘This is the first of our global marketing and distribution agreements for Aridol and is an exciting milestone for Pharmaxis. We expect Sweden will be the first European country to approve Aridol and have selected Nigaard Pharma for their established networks, excellent local knowledge and the dedicated resources they can commit to make Aridol a success.’

Kjetil Herland, Nigaard managing director said: ‘Aridol is an exciting innovation in asthma management and is eagerly anticipated by the Nordic respiratory specialists. Aridol represents a significant commercial opportunity for Nigaard Pharma and we look forward to working closely with Pharmaxis.’

Pharmaxis lodged its application for regulatory and marketing approval of Aridol with the Swedish Medical Products Agency (MPA) in May 2005, and anticipates registration for Aridol in the first-half of 2006. Aridol is designed to identify patients with active airway inflammation such as occurs in asthma, provide information on the severity of their disease, and help monitor the effectiveness of their current treatment. Asthma is a widespread and chronic condition which has a major impact on public health in Scandinavia. Five percent (1.25 million) of the Nordic population have clinical symptoms of asthma. Since the early 1980s, asthma rates have doubled in children and increased by 50 percent in adults.

To find out more about Pharmaxis, go to http://www.pharmaxis.com.au.

ends#

SOURCE: Pharmaxis Ltd, Sydney, Australia

CONTACT: Alan Robertson - Pharmaxis Chief Executive Officer Ph: +61 2 9454 7202, Fax +61 2 9451 3622 Website: www.pharmaxis.com.au

RELEASED THROUGH:

United States:

Brandon Lewis, Trout Group, + 1 212 477 9007 or email blewis@troutgroup.com

Australia:

Ashley Rambukwella, Financial & Corporate Relations Pty Ltd. Ph: + 61 2 8264 1004 or +61 407 231 282 or a.rambukwella@fcr.com.au

About Pharmaxis

Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include AridolTM for the management of asthma, BronchitolTM for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS25 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 (symbol PXS), and on NASDAQ (symbol PXSL) in August 2005. The company is headquartered in Sydney at its TGA-approved manufacturing facilities.

For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.

About Nigaard Pharma

Nigaard Pharma AS (NO 984484070) is a specialist-based respiratory pharmaceutical company. Nigaard Pharma’s employees have more than 15 years experience in the pulmonary and respiratory therapeutic areas with international pharmaceutical companies. Founded in 2001, the company is headquartered in Oslo, Norway.

About Aridol

Asthma is among the top 10 most commonly cited reasons for consulting a physician. Yet physicians currently rely upon older tests that are often inaccurate and cumbersome to assess airway inflammation in patients with asthma.

The innovative AridolTM lung function test, developed by Australian researchers and Pharmaxis Ltd, will help doctors more accurately determine the severity of a patient’s disease and allow prescription of the right amount of medication.

The simple 15 minute test uses a patented formulation of mannitol processed into a respirable powder. The test requires the patient to inhale increasing doses of Aridol, which causes the airways to narrow and contract that is simply detected by measuring the amount of air a person can exhale in one second. The smaller the dose required to cause contraction, the more severe the patient’s asthma diagnosis. People without airway inflammation do not respond to an Aridol challenge test.

Doctors can use the results of this test to measure how severe a patient’s asthma is and the medication and dose required to bring it under control.

Forward-Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol to be used in the treatment of asthma and COPD. All forward-looking statements included in this press release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors and risks disclosed from time to time in reports filed with the Securities and Exchange Commission, including on Form 20-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMAXIS LTD

Date:	January 18, 2006	By:	/s/ David M. McGarvey
David M. McGarvey
Chief Financial Officer